

SECUR 05041661 ION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 43484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 7TH AVENUE
(No. and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. MICHAEL YAP (415) 666-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUIE CALVONIY.
(Name – *if individual, state last, first, middle name*)

838 GRANT AVENUE, SUITE 402-7 (Address) SAN FRANCISCO (City) CALIFORNIA (State) 94108 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2005
WASH, D.C.
179
SEC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL YAP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAL SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF SAN FRANCISCO

SUBSCRIBED AND SWORN TO BEFORE
ME THIS 28TH DAY OF FEBRUARY, 2005

Notary Public

Signature

PRESIDENT
Title


CECILIA ENG
COMM. # 1329481
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. NOV. 10, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALVIN Y. LOUIE
Certified Public Accountant

838 Grant Avenue, Suite 402-407, San Francisco, CA 94108 (415) 397-6411 FAX (415) 397-6617

Board of Directors
AmeriCal Securities, Inc.
San Francisco, CA

I have audited the accompanying balance sheet of AmeriCal Securities, Inc. (a California corporation) as of December 31, 2004, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriCal Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Calvin Y. Louie, CPA
February 23, 2005

AMERICAL SECURITIES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	15,416
Deposits with clearing organization		154,332
Commissions receivable		14,842
Other receivable		7,831
Current Assets		192,421
FIXED ASSETS		
Furniture & fixtures		15,373
Office equipment		51,698
Leasehold improvement		103,448
Accumulated depreciation		(100,375)
Net Fixed Assets		70,144
TOTAL ASSETS	$	262,565

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable	$	5,395
Accounts payable		833
Payroll tax payable		2,205
Loan payable		108,239
Current Liabilities		116,672
OTHER LIABILITIES		
Subordinated loans		200,000
TOTAL LIABILITIES	$	316,672
STOCKHOLDERS' EQUITY		
Common Stock, no par value Authorized - 500,000 shares Issued and outstanding - 200,000 shares		200,000
Additional paid in capital		155,000
Retained Earnings		(409,107)
Total Stockholders' Equity		(54,107)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	262,565

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

AMERICAL SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE		
Commission revenue	$	396,083
Interest and dividend income		2,442
Other income		11,050
Total Revenue		409,575
EXPENSES		
Salaries		62,092
Advertising/promotional		44,372
Banking charges		150
Commission expense		93,058
Depreciation		8,077
Interest expense		8,867
Exchange and clearing fees		249,779
Taxes		10,400
Insurance		2,144
Insurance - health		15,675
Legal and accounting		7,416
Equipment lease		1,885
Office supplies and expenses		3,657
Dues and subscriptions		5,844
Regulatory expenses		5,045
Telephone		12,350
Utilities		4,941
Rent		12,000
Trading error		10,749
Registration fees		1,000
Professional Fees		7,336
Total Expenses		566,837
NET INCOME (LOSS)	$	(157,262)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

AMERICAL SECURITIES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Retained Earnings, Beginning of Year	$ (251,845)
Net loss for the year ended December 31, 2004	(157,262)
Retained Earnings, December 31, 2004	$ (409,107)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

AMERICAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities	
Net Income (loss)	$ (157,262)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	8,077
(Increase) decrease in:	
Commissions receivable	15,565
Other receivable	(5,057)
Increase (decrease) in:	
Commissions payable	376
Accounts payable	(6,114)
Taxes payable	(4,415)
Additional paid in capital	80,000
Net Cash Provided by Operating Activities	$ 88,432
Cash Flows From Financing Activities	
Decrease in loan payable	$ (189,237)
Net Cash Provided by Financing Activities	$ (189,237)
Net Decrease in Cash	$ (258,067)
Cash and Deposits with Clearing Organizations - Balance January 1, 2004	427,815
Cash and Deposits with Clearing Organizations - Balance December 31, 2004	$ 169,748

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information and Nature of Operations

AmeriCal Securities, Inc. is a California corporation.

This corporation is a brokerage firm located in San Francisco serving institutional and local individual investors.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Recognition of Income

Commissions earned from the sale of stocks and options are recognized on a trade date basis. Related commission expenses are also recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Office equipment, furniture and leasehold improvements are stated at cost and depreciated on a straight line basis utilizing the assets' estimated useful lives of 5 to 39 years. Depreciation expense was $8,077 for the year ended December 31, 2004.

2. ERROR ACCOUNT

The error account is used for errors made in executing customers' orders. On December 31, 2004, this account had a net equity balance with U.S. Clearing of $2,546.

3. OPERATING LEASES

Office Lease

AmeriCal Securities, Inc. leased office space for $1,000 per month for 2004. Rent expense was $12,000 for the year ended December 31, 2004. Future rent payments will remain at $1,000 per month on a month-to-month basis.

Equipment Lease

AmeriCal Securities, Inc. leases a copier at $128 per month. Lease term for the copier is for 60 months and will expire December 13, 2006. Equipment lease expense was $1,884 for the year ended December 31, 2004. Future minimum lease payment at December 31, 2004 is as follows:

Year ending December 31,	Amount
2005	$ 1,536
2006	1,408
	$ 2,944

4. SUBORDINATED LOANS

The borrowings under subordinated agreements at December 31, 2004, are listed below:

Subordinated note, 0%, due 1/15/05	$ 100,000
Subordinated note, 0%, due 12/30/05	100,000
	$ 200,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

5. INCOME TAXES

No provision (credit) for federal corporation tax has been recorded. AmeriCal Securities, Inc. incurred a net loss for the year ended December 31, 2004.

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the corporation had net capital and net capital requirements of $75,749 and $50,000 respectively.

7. GOING CONCERN CONSIDERATIONS

The Corporation has experienced several years of net operating losses. The Corporation receives most of its income from stock trade commisions. In the aftermath of recent national events and the downturn of the stock market, the Corporation is concerned about the continuing effect on its annual revenue. The corporation, in an effort to mitigate the effect of economic conditions, is searching for alternative sources of revenue.

The ability of the Corporation to continue as a going concern is dependent on the success of these actions. The financial statements do not include any adjustments that might be necessary should the Corporation be unable to continue as a going concern.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AMERICAL SECURITIES, INC. as of 12/31/04

COMPUTATION OF NET CAPITAL

Item			Code	Amount	Code
1. Total ownership equity from Statement of Financial Conditon - Item 1800				$ (54,107)	3480
2. Deduct Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				(54,107)	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				200,000	3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 145,893	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$ 70,144	3540		
1. Additional charges for customers' and non-customers' security accounts		$	3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver			3570		
1. Number of items	3450				
C. Aged short security differences-less reserve of	$ 3460		3580		
number of items	3470				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges			3600		
F. Other deductions and/or charges			3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(70,144)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				$ 75,749	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities committments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
2. U.S. and Canadian government obligations			3690		
3. State and municipal government obligations			3700		
4. Corporate obligations			3710		
5. Stocks and warrants			3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities			3734		
D. Undue Concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital				$ 75,749	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER AMERICAL SECURITIES, INC. as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6⅔% of line 19)	$	7,778	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	25,749	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	64,082	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item			Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	116,672	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	116,672	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	154	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

AMERICAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The company did not handle any customer cash or securities during the period.

AMERICAL SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION
OF CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2004

The company did not handle any customer cash or securities during the period and does not have any customer accounts.

AMERICAL SECURITIES, INC.
RECONCILIATION PURSUANT TO RULE 15c3-1 AND 15c3-3
DECEMBER 31, 2004

1. RECONCILIATION OF COMPUTATION OF NET CAPITAL TO RESPONDENT'S COMPUTATION

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Indebtedness	Ratio
Computation per respondent	$ 67,188	$ 120,589	1.79
Computation per Schedule I	75,749	116,672	1.54
Difference	$ (8,561)	$ 3,917	0.25

2. RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENTS TO RESPONDENT'S COMPUTATIONS

The reconciliation between the computation per Schedule II and the respondent's computations is as follows:

Calculation per respondent	$ 0
Calculation per Schedule II	$ 0

CALVIN Y. LOUIE
Certified Public Accountant

838 Grant Avenue, Suite 402-407, San Francisco, CA 94108 (415) 397-6411 FAX (415) 397-6617

CERTIFIED PUBLIC ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
AmeriCal Securities, Inc.
San Francisco, CA

I have audited the financial statements of AmeriCal Securities, Inc. for the year ended December 31, 2004 and have issued my report thereon dated February 23, 2005. As a part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to above and assess whether those practices and procedures can be expected to achieve the Commission's objectives referred to in the preceding paragraph.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of AmeriCal Securities, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives. Also, nothing came to my attention that would indicate that the conditions for claiming exemption from Rule 15c-3 had not been complied with during the year.

This report is intended solely for the use of management, the National Association of Security Dealers, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.



Calvin Y. Louie
San Francisco, California
February 23, 2005